FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	October	2002
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	ü

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	ü

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation By: /s/ David W. Ross
Date: October 25, 2002	Name: David W. Ross Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
Third Quarter Interim Financial Statements	3

Supplemental information and reconciliation with United States generally accepted accounting principles	12

Page #

ACETEX

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

Vancouver, B.C., Canada – October 16, 2002 - Acetex Corporation announced today results for the three months ended September 30, 2002, determined under Canadian generally accepted accounting principles.  These results include earnings of U.S. $2.5 million and EBITDA (defined as operating earnings plus depreciation and amortization) of U.S. $10.3 million.  Net sales of U.S. $55.3 million were generated during the period from the sale of acetic acid and derivative products.

For the nine months ended September 30, 2002, net loss was U.S. $10.1 million and EBITDA was U.S. $19.4 million.  Sales for the same period were U.S. $ 154.5 million.

“Pricing for acetyls has improved each quarter since the beginning of this year which was the trough of the current cycle,” said Mr. Brooke N. Wade, Chairman and CEO of Acetex Corporation.  “Feedstock price increases and reduced product supply due to planned and unplanned outages of acetic and VAM facilities should continue this trend into 2003.”

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

Acetex is a Canadian-based global chemical company, which is the second largest producer of acetic acid and third largest producer of vinyl acetate monomer in Europe.  Acetex’s common shares are listed for trading under the symbol “ATX” on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

A conference call is scheduled for Wednesday, October 16, 2002, at 11:30 a.m. Eastern Daylight Time to discuss these results.  To participate, please call (416) 620-2028 ten minutes before the start of the call.  If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 20965370.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

ACETEX CORPORATION

Financial and Operating Highlights

Selected Financial Information

(In thousands of U.S. dollars)

(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001

Sales	$55,326	$55,175	$154,524	$175,997

Net earnings (loss) for the period	2,539	(4,448)	(10,100)	9,269

Net earnings (loss) per share	$0.10	$(0.17)	$(0.38)	$0.35

Cash generated from operations [1]	7,477	2,992	3,501	23,998

Cash generated from operations per share[1]	$0.28	$0.11	$0.13	$0.91

Cash position at end of period	51,354	38,240	51,354	38,240

EBITDA [2]	10,320	9,004	19,360	36,635

Long-term debt at end of period	190,000	190,000	190,000	190,000
1 Before changes in non-cash working capital
2 Operating income plus depreciation and amortization

Production Volume Information
(tonnes)

Acetic Acid	106,025	97,059	299,458	299,554

VAM – Pardies	36,531	36,464	110,502	109,445

Acetic Acid Derivatives	15,523	16,169	49,928	55,699

ACETEX CORPORATION

CONSOLIDATED BALANCE SHEETS

 (In thousands of U.S. dollars)

(Unaudited)

ASSETS	September 30,	December 31,
	2002	2001

Current assets:
Cash and cash equivalents	$51,354	$51,605
Accounts receivable	49,709	44,481
Inventories	25,671	25,075
Prepaid expenses and other	8,358	5,766
	135,092	126,927

Property, plant and equipment	102,943	95,309

Other assets	10,896	11,953
	$248,931	$234,189

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$52,398	$48,070

Pension obligation	4,200	3,139
Long-term debt	190,000	190,000
	246,598	241,209

Shareholders' equity (deficiency)
Share capital	65,377	65,578
Retained earnings (deficit)	(8,631)	1,677
Cumulative translation adjustment	(54,413)	(74,275)
	2,333	(7,020)
	$248,931	$234,189
See accompanying notes to interim consolidated financial statements.

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	Three	Three	Nine	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Sales	$55,326	$55,175	$154,524	$175,997

Cost of goods sold	42,187	44,012	126,181	132,743
Amortization	3,726	3,727	11,530	10,838
	45,913	47,739	137,711	143,581

Gross profit	9,413	7,436	16,813	32,416
Other operating expenses:
Selling, general and administrative	2,594	1,955	8,183	6,076
Research and development	225	204	800	543
	2,819	2,159	8,983	6,619

Operating earnings	6,594	5,277	7,830	25,797
Other income (expense):
Interest expense	(5,214)	(4,714)	(15,207)	(13,134)
Loss on debt refinancing	—	(3,529)	—	(3,529)
Equity income (loss)	58	11	(132)	(207)
Foreign exchange gain (loss) and other	1,101	(1,493)	(2,591)	342
	(4,055)	(9,725)	(17,930)	(16,528)
Earnings (loss) before income taxes	2,539	(4,448)	(10,100)	9,269
Income taxes	—	—	—	—
Net earnings (loss) for the period	2,539	(4,448)	(10,100)	9,269
Retained earnings (deficit), beginning of period	(11,130)	10,164	1,677	(3,553)
Excess of repurchase price over assigned value of common shares	(40)	—	(208)	—
Retained earnings (deficit), end of period	$(8,631)	$5,716	$(8,631)	$5,716

Net earnings (loss) per common share
Basic	$0.10	$(0.17)	$(0.38)	$0.35
Diluted	$0.10	$(0.17)	$(0.38)	$0.34
Cash flow from operations (before non-cash items) per common share
Basic	$0.28	$0.11	$0.13	$0.91
Diluted	$0.28	$0.11	$0.13	$0.88

Weighted average number of common shares outstanding
Basic	26,367,974	26,386,897	26,419,113	26,278,153
Diluted	26,619,138	26,386,897	26,745,801	27,093,850

*Number of shares outstanding at September 30, 2002: 26,345,564
See accompanying notes to interim financial statements.

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

 (In thousands of U.S. dollars)

(Unaudited)

	Three	Three	Nine	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001
Cash provided by (used for):
Operations:
Net earnings (loss)	$2,539	$(4,448)	$(10,100)	$9,269
Charges and credits to income not involving cash:
Amortization	3,726	3,727	11,530	10,838
Loss on debt refinancing	—	3,529	—	3,529
Pension expense	105	82	296	262
Amortization of deferred financing costs	252	222	730	656
Amortization of unrealized foreign exchange gain	—	(109)	—	(763)
Distributions from equity investee in excess of income	(58)	(11)	132	207
Other	913	—	913	—
Changes in non-cash operating working capital	(1,230)	(3,266)	(545)	(25,127)
	6,247	(274)	2,956	(1,129)
Investments:
Purchase of property, plant and equipment	(4,876)	(602)	(7,667)	(1,899)
Other	457	177	230	12
	(4,419)	(425)	(7,437)	(1,887)
Financing:
Proceeds from long-term debt	—	190,000	—	190,000
Costs incurred in refinancing debt	—	(11,647)	—	(11,647)
Repayment of long-term debt	—	(180,000)	—	(180,000)
Increase in share capital	—	38	172	491
Share repurchases	(155)	—	(581)	—
Increase (decrease) in pension obligation	383	(16)	350	(47)
	228	(1,625)	(59)	(1,203)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	135	2,674	4,289	(1,116)

Increase (decrease) in cash and cash equivalents	2,191	350	(251)	(5,335)
Cash and cash equivalents, beginning of period	49,163	37,890	51,605	43,575
Cash and cash equivalents, end of period	$51,354	$38,240	$51,354	$38,240
See accompanying notes to interim consolidated financial statements.

Acetex Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All references in U.S. funds)

Acetex Corporation (the “Company”) derives its revenues primarily from merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer (“VAM”), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol.  The Company’s results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas.

Results of Operations

Net Sales

For the three months ended September 30, 2002, compared to the three months ended September 30, 2001, net sales increased by 0.2% or $0.1 million to $55.3 million from $55.2 million.  This resulted from an increase in average product selling prices of 6% from 2001 to 2002 while sales volumes decreased by 6%.  Industry newsletters indicate that pricing for the third quarter of 2002 measured in Euros compared to the second quarter of 2002 increased by 7.5% for acetic acid and 18.9% for VAM.  Contract prices for the fourth quarter for acetic acid and VAM in Europe have not yet been determined.

For the nine months ended September 30, 2002, compared to the nine months ended September 30, 2001, net sales decreased by 12% or $21.5 million to $154.5 million from $176.0 million.  This decrease resulted from a decrease in average product selling prices of 18% from 2001 to 2002, which was offset by an increase in sales volumes of 9%.  Industry newsletters indicate that average pricing for the first nine months of 2002 measured in Euros compared to the first nine months of 2001 decreased by 21% for VAM and 10% for acetic acid.

Gross Profit

Gross profit for the three months ended September 30, 2002 compared to the three months ended September 30, 2001 increased by 27% or $2.0 million to $9.4 million from $7.4 million.  The increase in gross profit was primarily due to increases in the Company’s average per tonne selling prices and by decreases in feedstock costs for methanol and natural gas.  The European contract price for methanol increased by 16% from the second quarter of 2002 to the third quarter of 2002.  The European contract price for methanol will remain at the Q3 price of Euros 208 per tonne.  The cost of natural gas is expected to increase in the fourth quarter in response to high world crude oil prices.

Gross profit for the nine months ended September 30, 2002, decreased by 48% or $15.6 million to $16.8 million from $32.4 million in the comparable period of 2001.  The decrease in gross profit was primarily due to the decreases in the Company’s selling prices for its products.  The average European contract price for methanol during the first nine months of 2002 was 34% lower than during the first nine months of 2001.

Operating Earnings

Operating income for the three months ended September 30, 2002, increased by $1.3 million or 25% to $6.6 million from $5.3 million.  The increase in operating income was primarily due to the increase in gross profit.  Operating income for the nine months ended September 30, 2002, decreased by 70% or $18.0 million to $7.8 million from $25.8 million in the comparable period in 2001.

Net Earnings

Net earnings for the quarter increased by $6.9 million to $2.5 million from a loss of $4.4 million for the comparable quarter in 2001.  Net income for the first nine months of 2002 decreased by $19.4 million to a loss of $10.1 million from net earnings of $9.3 million for the comparable period in 2001.  During the third quarter of 2001 and pursuant to the refinancing of the Company’s $180 million long term debt, the unamortized deferred financing costs of $3.5 million related to the retired debt was charged to earnings.

Income tax expense remains zero as a result of the application of losses for French and Spanish income tax purposes that have not been previously recorded as a tax asset.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in noncash working capital) for the three months ended September 30, 2002, was $7.5 million compared to $3.0 million for the three months ended September 30, 2001. Cash provided by operations (prior to changes in non-cash working capital) for the nine months ended September 30, 2002, was $3.5 million compared to $24.0 million for the nine months ended September 30, 2001.

As the functional currency of the Company’s operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date.  As the value of the Euro (and previously the French Franc) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the Cumulative translation adjustment and not in the Company’s earnings.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings.

Capital Expenditures

Capital expenditures during the three months ended September 30, 2002, totaled $4.9 million.  Capital expenditures for the nine months ended September 30, 2002 were $7.7 million, of which $4.6 million represented the acquisition costs related to the purchase of the Polyvinyl Acetate Business at Roussillon, France.  The Company expects to spend $2.0 million in capital expenditures related to the planned three-week turnaround in November 2002.  Maintenance level capital expenditures are expected to be approximately $3.5 million per year.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France.  The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Reconciliation of Net Income for Canadian GAAP to U.S. GAAP

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001

Net earnings (loss) for Canadian GAAP	$2,539	$(4,448)	$(10,100)	$9,269
Loss on debt refinancing differences	—	(2,823)	—	(2,823)
Reverse amortization of foreign exchange gain	—	(109)	—	(763)
Net income (loss) for U.S. GAAP	$2,539	$(7,380)	$(10,100)	$5,683

U.S. GAAP earnings per share
Basic net earnings (loss) per common share	$0.10	$(0.28)	$(0.38)	$0.22
Diluted net earnings (loss) per common share	$0.10	$(0.28)	$(0.38)	$0.21

Note that EBITDA amounts are equivalent under both U.S. and Canadian GAAP.

Acetex Corporation
Consolidating Balance Sheet		Guarantors		Combined		Acetex
September 30, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
Cash and cash equivalents	5,879			$45,475		$51,354
Accounts receivable	9,141	74,178		49,709	(83,319)	49,709
Inventories				25,671		25,671
Prepaid expenses and other	159			8,199		8,358
	15,179	74,178	0	129,054	(83,319)	135,092
Property, plant and equipment	394			102,549		102,943

Investment in affiliates	230,225	230,000	(56,384)	162,947	(566,788)	0

Other assets	5,214			5,682		10,896

	251,012	304,178	(56,384)	400,232	(650,107)	248,931
Accounts payable	4,574	0	0	127,751	(79,928)	52,398
Pension obligation				4,200		4,200
Long-term debt	190,000			230,000	(230,000)	190,000

	194,574	0	0	361,951	(309,928)	246,598
Share capital	65,377	230,000	10,048	127,466	(367,514)	65,377

Retained earnings (deficit)	(8,939)	74,178	(66,432)	(24,031)	16,285	(8,939)
Cumulative translation adjustment			0	(65,154)	11,050	(54,105)
	56,438	304,178	(56,384)	38,281	(340,179)	2,333
	251,012	304,178	(56,384)	400,232	(650,107)	248,931

Acetex Corporation
Consolidating Income Statement		Guarantors		Combined		Acetex
Period Ended September 30, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
Sales				154,524		154,524
Amortization				11,530		11,530
Cost of goods sold				126,181		126181
				16,813		16,813
Selling, general & administrative	1,550			6,633		8,183
Research and development				800		800

Operating earnings (loss)	(1,550)	0	0	9,380	0	7,830
Equity loss	5,161		(16,282)	621	10,368	(132)
Interest expense - net	(13,733)	23,096		(24,570)		(15,207)
Foreign exchange and other	22			(2,614)		(2,591)

Earnings (loss) before income taxes	(10,100)	23,096	(16,282)	(17,183)	10,368	(10,100)

Income taxes	0	0	0	0	0	0
Net earnings (loss)	(10,100)	23,096	(16,282)	(17,183)	10,368	(10,100)

Retained earnings (deficit) at beginnning	1,369	71,400	(50,150)	(6,848)	(14,401)	1,369
Excess of repurchase price over assigned value of common shares	(208)					(208)
Dividends paid		(20,318)		0	20,318	0
Retained earnings (deficit) at end	(8,939)	74,178	(66,432)	(24,031)	16,285	(8,939)

Acetex Corporation
Consolidating Statement of Cash Flow		Guarantors		Combined		Acetex
Period Ended September 30, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
CASH PROVIDED BY (USED IN):
Operating Activities
Net earnings (loss)	(10,100)	23,096	(16,282)	(17,183)	10,368	(10,100)
Charges and credits to income -non-cash
Amortization				11,530		11,530
Pension expense				296		296
Amortization of deferred financing costs				730		730
Other	913					913
Distribution from equity investment in excess of income	13,125	0	16,282	1,411	(30,686)	132
Changes in noncash working capital	(4,361)	(2,778)	0	2,979	3,616	(545)
	(423)	20,318	0	(237)	(16,702)	2,956
Investing Activities
Purchase of property, plant and equipment	0			(7,667)		(7,667)
Other				230		230

	0	0	0	(7,437)	0	(7,437)
Increase in share capital	172					172
Dividend paid		(20,318)			20,318	0
Decrease in pension obligation				350		350
Shares repurchased	(581)					(581)
	(409)	(20,318)	0	350	20,318	(59)

Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currencies				7,905	(3,616)	4,289
Increase in cash during the period	(832)	0	0	581	0	(251)
Cash, beginning of period	6,711	0	0	44,894		51,605
Cash, end of period	5,879	0	0	45,475	0	51,354